December 17, 2009
Submitted Via EDGAR and Federal Express
Cicely LaMothe
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20549-1090

Re:	Ashford Hospitality Trust
Form 10-K for the year ended December 31, 2008 filed February 27, 2009
Form 10-K/A for the year ended December 31, 2008 filed May 5, 2009
Form 10-Q for the three months ended March 31, 2009
Form 10-Q for the three and six months ended June 30, 2009
Form 10-Q for the three and nine months ended September 30, 2009
Definitive Proxy Statement filed April 17, 2009
File No. 001-31775
Dear Ms. LaMothe:
     Ashford Hospitality Trust, Inc. (the “Company”) has received the staff’s comment letter dated December 7, 2009 with respect to the reports referenced above. On behalf of the Company, we respectfully submit the responses below to your comment letter. To facilitate your review, the comments of the staff have been set forth in italics and are followed by our response.
Definitive Proxy Statement Filed April 17, 2009
1.	We note your response to comment 7 of our letter dated September 29, 2009. In response to our comment, you state that total compensation for all executive officers fell below the targeted level. In future filings, please disclose, for each executive officer, whether their respective total compensation falls within the targeted parameters, and to the extent an officer receives compensation above or below the targeted parameter, please include an explanation of the reasons for this.
     The Company understands that you are asking for an individual analysis by executive as to where the executive’s total compensation falls within the targeted parameters and the reasons for any compensation outside of the targeted parameters, whether above or below. In the definitive proxy statement filed April 17, 2009, under the heading Benchmarking,” the Company stated that “ . . . the compensation committee targets total compensation opportunity in the top

Ms. Cicely LaMothe
December 17, 2009

quartile for the public hotel REITs listed above.” We respectfully point out that the Company’s targeted parameters related to total compensation opportunity rather than actual total compensation. Total compensation opportunity was measured as the base salary plus the high end of the bonus range plus the value of recent incentive stock awards (other than special awards) at grant date to the applicable executive. We acknowledge that the distinction between total compensation opportunity and total compensation is subtle, and in an attempt to answer your original inquiry in comment 7 of the SEC letter, dated September 29, 2009, the Company provided this additional disclosure: “In 2008, actual total compensation for the named executive officers (including incentives paid in 2009 corresponding to 2008 performance) fell below the targeted level of the top quartile of the core peer group for the reasons explained in the proxy.” In response to the SEC’s comment above, we note further that this additional disclosure left unclear whether the actual total compensation for the named executive officers fell below the targeted level for the officers as a group or on an individual basis. To clarify, in 2008, actual total compensation for each of the named executive officers fell below the targeted level of the top quartile of the core peer group for the reasons explained in the proxy.
     After further phone conversations with the SEC staff, I understand that you would also like to see the language that would have been included in the 2009 proxy to satisfy the additional level of disclosure that you have requested. Accordingly, the Company would have made the following additional disclosure with respect to 2008 compensation in lieu of the last paragraph of the section entitled “Benchmarking” in the Compensation, Discussion & Analysis portion of the proxy:
Based on our review of the information available related to the compensation levels for executives in the public and private markets and in recognition of the exponential growth in assets achieved by the management team prior to the current economic downturn, the compensation committee targeted total compensation opportunity in the top quartile for the public hotel REITs listed above. We consider total compensation opportunity as each executive’s base salary plus the high end of such executive’s bonus range plus the value of such executive’s recent incentive stock awards (other than special awards) at grant date. Actual total compensation for 2008 for each executive includes the aggregate of such executive’s base salary, annual bonus (corresponding to 2008 performance) and the grant date value of 2009 incentive stock grants (corresponding to 2008 performance). Comparing these two numbers for each executive, the actual total compensation for 2008 for each of the named executive officers fell below the targeted compensation opportunity (the top quartile of the core peer group) for two main reasons. First, the annual bonuses paid to the named executive officers were generally 50% of the high end of the targeted bonus range (the compensation opportunity), as discussed more fully below under the heading “Elements of Compensation — Annual Bonuses.” Second, the compensation committee determined that the number of stock awards granted to each of the named executive officers in April 2009 based upon its review of 2008 performance would be limited to be generally consistent with the pool of shares awarded to named executive officers in prior years, despite declines in the

Ms. Cicely LaMothe
December 17, 2009

company’s stock price. As a result, the value of stock awards granted was considerably diminished, contributing to a decrease in actual total compensation below the targeted opportunity for each of the named executive officers, as discussed more fully below under the heading “Elements of Compensation — Equity Awards.”
While actual total compensation may, at the discretion of the compensation committee, fall below or rise above the targeted opportunity level based on individual performance, the main reasons actual total compensation fell below the targeted compensation opportunity in 2008 were more a function of company-wide performance, with particular emphasis on the decline in stock price, rather than any specific material emphasis on individual performance. Relatively smaller adjustments were made to individual named executive officers’ compensation packages as discussed in more detail under “Elements of Compensation” below.
     In all applicable future filings, to the extent the compensation committee continues to target specified parameters with respect to peer companies for total compensation opportunity or otherwise, the Company will provide disclosure similar to that described above.
Form 10-Q for the Nine Months Ended September 30, 2009
Financial Statements and Notes
Notes Receivable, page 23
2.	In your response to comments 4 and 13, you state that your loans have unique characteristics and therefore there is no reasonable basis to evaluate the loans as a group. While we understand these loan characteristics may be a factor in assessing a loss based on the accounting literature covering losses from uncollectible receivables, we are unclear how you have addressed whether there is a loss in value in light of the current economic environment. Reference is made to FASB ASC 310-10-35-9 through 310-10-35-11.
     The Company analyzes each of its mezzanine loans individually for possible impairment at each reporting period in accordance with authoritative accounting guidance. FASB ASC 310-10-35-9 through 310-10-35-11 require that if, based on current information and events, it is probable that the entity will be unable to collect all amounts due according to the contractual terms of the receivable, losses from uncollectible receivables shall be accrued. FASB ASC 450-20-25 requires that the estimated loss be accrued if (i) information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired at the date of the financial statements and (ii) the amount of loss can be reasonably estimated. For the Form 10-Q reporting period ended September 30, 2009, the Company evaluated possible loan impairments taking into consideration the economic conditions and events through the date of filing the Form 10-Q on November 6, 2009.

Ms. Cicely LaMothe
December 17, 2009

     The Company does not believe that on November 6, 2009, the current economic environment had resulted in probable losses on the three unimpaired mezzanine loans that remained in the Company’s loan portfolio as of September 30, 2009 based on the following facts:
     (i) Two of the three loans were, and remain, current with respect to all payment obligations.
     (ii) For the one loan that is not current with respect to its payment obligations, the Company has personal guaranties from the principals of the borrower. In addition, at September 30, 2009, the borrower had reached a tentative agreement for the restructuring of the senior loan and the mezzanine loan held by the Company. The restructuring agreement involved the investment of new capital by a new investor into the borrower sufficient to bring all loan payments current, as disclosed in Note 5 on page 15 of the Company’s 2009 third quarter Form 10-Q, and the restructuring agreement specifically did not contemplate any reduction in the principal amount of the loan held by the Company.
     (iii) The original note payable on one of the current loans was defeased in 2007 and the mezzanine loan is currently collateralized by U.S. Treasury Notes and high quality mortgage-backed securities issued by government-sponsored enterprises whose fair value exceeds the note receivable balance.
     (iv) The Company believes the operating cash flows generated from the hotel properties underlying the other current loan provide adequate cash flow to continue to service its debt obligations. The trailing twelve-month debt service coverage ratio (calculated as cash flow from operations to combined interest and principal payments due on all outstanding debt) was 3.30x as of September 30, 2009. In addition, the sponsor has approximately $140 million of equity invested in the hotel properties, and there is an extension option available on the loan, which could be utilized to extend the loan to a period in which hotel fundamentals and the capital markets are likely to have improved significantly. The Company believes that the underlying hotel properties will likely generate sufficient cash flows to repay the full amount of the outstanding principal balance at the loan’s extended maturity.
     Based on the facts described above, the Company believes there was a reasonable basis to conclude as of September 30, 2009, it was not probable that the Company would be unable to collect all amounts due according to the contractual terms of the receivables.
     The Company has authorized the undersigned to acknowledge, on behalf of the Company, that, in connection with this response:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Ms. Cicely LaMothe
December 17, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We respectfully submit the foregoing for your consideration in response to your comment letter dated September 29, 2009. If you have any further questions concerning this filing, please contact me at (214) 659-4461.
Sincerely,
/s/ Muriel C. McFarling
Muriel C. McFarling

cc:	Monty Bennett
David Brooks
David Kimichik
Mark Nunneley